Exhibit 99.1

January 8, 2008

MAXCOM TELECOMUNICACIONES REAFFIRMS ITS SUPPORT
ON ITS MANAGEMENT TEAM
Mexico City, Mexico, January 8, 2008 (NYSE: MXT, BMV: MAXCOM.CPO) — Adrian Aguirre Gomez, Chairman of Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) stated today, in response to unfounded rumors published in the Mexican press, that its Board of Directors fully supports Maxcom’s management team led by Rene Sagastuy, its Chief Executive Officer. He added: “On behalf of the Board of Directors, we reiterate our support to the management team for its performance and good results.“
This press release does not constitute an offer to sell or the solicitation of an offer to buy any Existing Notes or any other security, and shall not constitute an offer, solicitation or sale in any jurisdiction in which or to any persons to whom such offering, solicitation or sale would be unlawful.
Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Queretaro and Toluca, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Jose-Antonio Solbes	Lucia Domville
Mexico City, Mexico	New York City, NY
(52 55) 1163 1005	(646) 284- 9416
investor.relations@maxcom.com	ldomville@hfgcg.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.